MORI HAMADA & MATSUMOTO

NKK Building
1-1-2 Marunouchi, Chiyoda-ku
Tokyo 100-0005, Japan
tel 81 3 5223 7777
fax 81 3 5223 7666


03024475

July 9, 2003

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: Sekisui House Ltd. (the "Company")
Commission File No. 82-5129

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translations of News Release on Share Buyback through ToSTNet-2 and Results of Share Buyback, which was manually signed by Mr. Kenichi Moriuchi, Managing Executive Officer & General Manager of Legal Department of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.

dlw 7/11


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

Exemption No.82-5129



News Release

Sekisui House Announces Share Buyback Through ToSTNeT-2

Osaka, June 19, 2003 – Sekisui House, Ltd. announced details of a share buyback, pursuant to Article 210 of the Japanese Commercial Code that it will carry out through the ToSTNeT-2 trading network as part of a previously announced buyback plan. Details of this plan follow:

Sekisui House will place an order to repurchase shares at 8:45 a.m. on June 20, 2003 through ToSTNeT-2 (Tokyo Stock Exchange Trading Network). The price of the shares in the purchase order will be 893 yen, the closing price of the Company's ordinary shares on the first section of the Tokyo Stock Exchange today, June 19, 2003 (there will be no change to the trading time or system). The aforementioned repurchase order applies only to the time mentioned above.

1. Class of shares to be repurchased	Sekisui House ordinary shares
2. Number of shares to be repurchased	8,906,000 shares
Note 1	The number of shares to be purchased is fixed. However, market conditions may mean that some or all of the order may not be completed.
Note 2	The number of shares for which a purchase order is placed will correspond to the shares offered for sale.
3. Announcement of the results of the repurchase	The results of the purchase will be announced following the planned 8:45 a.m., June 20, 2003 trade.


SEKISUI HOUSE

For reference:

1. Details of share repurchase plan agreed at general shareholders' meeting on April 25, 2003

Class of shares to be acquired	Sekisui House ordinary shares
Maximum number of shares to be acquired	70,000,000 shares
Maximum total value of shares to be acquired	¥70 billion

2. Progress of share repurchase program as of June 19, 2003

Number of shares acquired	0 shares
Purchase amount	¥0

For further information:

Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel.: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@gz.sekisuihouse.co.jp

About Sekisui House
Sekisui House is Japan's leading maker of steel-framed, wood-framed, and ferro-concrete buildings, and has sold more than 1.6 million houses since it was founded in 1960. Main business activities include the construction and sale of built-to-order houses, real estate sales, and real estate leasing. Sekisui House had 15,222 employees as at April 1, 2003, and generated consolidated net sales of ¥1.3 trillion in the fiscal year ended January 31, 2003. Shares in Sekisui House are listed in Tokyo (TSE code 1928), Osaka, Nagoya, EURONEXT Amsterdam, and Frankfurt.

Exemption No.82-5129


SEKISUI HOUSE

News Release

Sekisui House Announces Results of Share Buyback

Osaka, June 20, 2003 – Sekisui House, Ltd. yesterday announced that, pursuant to Article 210 of the Japanese Commercial Code, it planned to repurchase ordinary shares. The result of the repurchase is as follows:

1.	Reason for buyback	To optimize capital management in a changing business environment
2.	Class of shares repurchased	Sekisui House ordinary shares
3.	Number of shares repurchased	8,906,000 shares
4.	Price paid per share	¥893
5.	Date of purchase	June 20, 2003
6.	Method of purchase	Closing price transaction through ToSTNeT-2 (Tokyo Stock Exchange Trading Network System)

For reference:

1. Details of decision about share repurchase method announced on June 19, 2003:

Class of shares to be acquired	Sekisui House ordinary shares
Number of shares to be acquired	8,906,000 shares

2. Details of share repurchase plan agreed at general shareholders' meeting on April 25, 2003.

Class of shares to be acquired	Sekisui House ordinary shares
Maximum number of shares to be acquired	70,000,000 shares
Maximum total value of shares to be acquired	¥70 billion

3. Progress of share repurchase program as of June 20, 2003

Number of shares acquired	8,906,000 shares
Purchase amount	¥7,953,058,000

Exemption No.82-5129



For further information:

Mr. Hidehiro Yamaguchi

Head of Public Relations Department

Sekisui House, Ltd.

Tel.: 06-6440-3021 Fax: 06-6440-3331

Email: info-ir@gz.sekisuihouse.co.jp

About Sekisui House

Sekisui House is Japan's leading maker of steel-framed, wood-framed, and ferro-concrete buildings, and has sold more than 1.6 million houses since it was founded in 1960. Main business activities include the construction and sale of built-to-order houses, real estate sales, and real estate leasing. Sekisui House had 15,222 employees as at April 1, 2003, and generated consolidated net sales of ¥1.3 trillion in the fiscal year ended January 31, 2003. Shares in Sekisui House are listed in Tokyo (TSE code 1928), Osaka, Nagoya, EURONEXT Amsterdam, and Frankfurt.


SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

June 20, 2003

By: /s/ Kenichi Moriuchi
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department